Sharon D. Mitchell, Esq.

1357 N Bywood   Clawson, Michigan 48017      (248) 515-6035        sharondmac@att.net
MAILING ADDRESS: 57492 ONAGA TRAIL, YUCCA VALLEY, CA 92284
Facsimile: (760) 301-0056

29 October 2008

Ms. Amanda McManus, Branch Chief
Ms. Rolaine Bancroft
United States Securities and
 Exchange Commission
Mail Stop 3561
Washington D.C. 20549

Re:	DRS Inc.
Registration Statement on Form S1/A
Filed December 14, 2007
File No. 333-148094

Dear Ms. McManus & Ms. Bancroft:

Upon receipt and review of your correspondence dated September 25, 2008, and on behalf of Mr. Daniel Mendes, President of DRS Inc., I would like to take the opportunity to respond to your comments in said correspondence and with regard to the above-referenced Registration Statement Form S-1/A for DRS Inc.

Our existing shareholders will experience dilution, page 14

1.
Your risk factor heading refers to existing shareholders; however, your disclosure addresses new and existing investors.  Please revise your heading and disclosure to make clear that new investors in this offering who purchase shares from you directly will experience dilution.  You may wish to include a separate risk factor discussing risks related to future dilutive offerings.

Response:  We have revised this section to include a separate risk factor with regard to the fact that our new investors will experience dilution if they purchase shares from the company directly rather than from purchasing shares from existing shareholders.

Dilution, page 18

2.
Reference is made to your discloser that the audited book value of the company, as of March 31, 2008, was $796,060 or $0.50 per share of common stock.  As your interim financial statements as of March 31, 2008 were unaudited and your net tangible book value per common share before the offering is $0.05 per share (as indicated in the table below), revise your disclosure to correct these discrepancies.

Response:  This reference was a typographical error and has been revised.

Plan of Distribution and Selling Security Holders, page 19

3.
We note your response to prior comments 8, 11 and 12; however, your disclosure in this section is still not clear.  Please create two separate sections, one titled “Plan of Distribution” and the other titled “Selling Security Holders” and present the appropriate required disclosure under each.  Reference each heading in the table of contents.  The comments below are intended to offer some guidance in revising this disclosure.

Response:  We have revised this section for clarification and now have separate sections to make it easier to understand.

4.
As previously noted in prior comment 11, your footnote (1) describes the plan of distribution related to 1,868,268 of the shares offered by the selling shareholders.  You do not describe whether the remaining shares offered will be sold by the same method or another method.  Please revise to include the plan of distribution for all shares in this offering.

Response:  This section has been revised to more clearly explain the distribution of the shares by each class of shareholders.

5.	We note your new footnote (2), however, could not locate footnote (2) within your table.

Response:  This has been revised.

6.	It is unclear to us why you have noted 5 separate transactions all as footnote (4). Please revise to assign each transaction a separate footnote.

Response:  We have made revisions to this section as discussed above for clarification.

7.
As previously noted in prior comment 12, it is unclear whether the 3,000,000 shares of common stock that you describe on page 24, as well as the two paragraphs that follow are part of your footnotes.  Please revise to locate this disclosure under an appropriate heading so investors can clearly understand this disclosure.

Response:  We have revised this section for clarification.

8.	Please revise to state that your selling shareholders may be deemed underwriters.

Response:  We have revised to indicate that our selling shareholders may be deemed underwriters.

Security Ownership of Beneficial Owners and Management, page 26

9.
While we note your response to prior comment 14, we reissue.  You state in your response that Ms. Wong holds over 5% common stock but has not yet exercised any of her options.  Item 403 of Regulation S-K requires that beneficial owners of more than 5% be disclosed.  Beneficial ownership is determined by Rule 13d-3 under the Exchange Act.  Under Rule 13d-3, shares that may be acquired through the exercise of an option within 60 days are deemed beneficially owned, and as such, would have the voting power associated with the common stock.  Please revise the table to include information about Ms. Wong, or tell us why the disclosure is not necessary pursuant to Rule 13d-3 and include the reason why you believe Ms. Wong would not have voting power.

Response:  We have revised this section to include Ms. Wong in our Security Ownership of Beneficial Owners and Management to indicate that she does hold over 5% common stock, that she does maintain voting power associated with her common stock and her relationship to the company.  Ms. Wong is the wife of a very good family friend and Mr. Mendes has known her and her husband for over 10 years.

Audited Financial Statements

10.
We note from your response to our prior comment 30 that financial statements are current with the reporting to March 31, 2008 and since the fiscal year for DRS Inc. ended June 30, 2008, reporting will be due within 90 days.  However, under Rule 3-12(b) of Regulation S-X, if the anticipated effective date or proposed mailing date falls after 45 days subsequent to the end of the fiscal year and you do not meet the conditions prescribed under paragraph (c) of Rule 3-01, the filing must include audited financial statements for the most recently completed fiscal year.  In light of the loss for the year ended June 30, 2007 and the loss for the nine months ended March 31, 2008, it does not appear that you meet the conditions in paragraph (c) of Rule 3-01 and therefore would be required to file audited financial statements for the year ended June 30, 2008.  Please update your financial statements accordingly.

Response:  Our financial statements have been revised and are included in this filing of the S-1/A.

Part II
Recent Sales of Unregistered Securities, page 50

11.
We note your response to prior comment 25 and reissue in part.  In the third paragraph, you refer to “ITEM 25.”  All of the disclosures in response to Item 701 must be provided in this section.  Please revise or advise.

Response:  We have revised this section to include all the requisite disclosures and have taken out references to other sections in the S-1.

12.
Expand your disclosure to state the exemption relied upon in connection with the offerings described in the fourth and fifth paragraphs of this section.  In connection with each offering discussed, provide additional details supporting the use of the claimed exemption.  For example, address what type of information you provided to investors in the initial private offering.

Response:  We have revised this section to expand our disclosures indicated the exemptions we relied on in connection with our offerings.

Signatures, page 55

13.
We reissue prior comment 26.  Form S-1 requires that the registration statement be signed by the following persons:  1) the principal executive officer; 2) the principal financial officer; 3) the controller or principal accounting officer; and 4) a majority of the board of directors.  You must indicate the person that functions as controller or principal accounting officer.  Please revise.

Response:  We have revised this section to include the proper titles in the registration statement.

Exhibit 5.1

14.
We note your response to prior comment 27.  Your opinion on page 2 refers to “8,299,868 shares of Common Stock,” but, on page one you define “Common Stock” as 3,000,000 shares.  Please revise your definitions and/or your corresponding opinion for consistency, as appropriate.  For clarity, we suggest you provide separate opinions for each type of security you list on page one.  Furthermore, because the 1,868,268 shares of common stock offered by selling shareholders have already been issued, please provide an opinion whether the common stock has been legally issued, fully paid and non-assessable.

Response:  We have revised the legal opinion letter to address each class of common stock and have included, as exhibit 5.1, to the filing of this S-1/A.

Other

15.	Please include a currently dated consent of the Independent Registered Public Accounting Firm in your next amendment to your Form S-1 registration statement.

Response:  We have included a currently dated consent of the Independent Registered Public Accounting Firm in this filing of our Form S-1.

Additionally, we have made some changes throughout the document reflecting our updated financial audit.  Thank you for your kind assistance with regard to necessary revisions, clarifications and explanations.  Should you have any further comments, or need any further information, please do not hesitate to contact me.

With best regards,

Sharon D. Mitchell
Attorney at Law
(248) 515-6035

/sdm